

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2009

Mr. Michael Lee
Chief Financial Officer
China YouTV Corp.
8th floor, MeiLinDaSha, Ji 2
GongTi Road, East
Beijing, China 10027

> **Re:** **China YouTV Corp.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed October 3, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **Filed May 13, 2009**
> **Response Letter Dated July 7, 2009**
> **Response Letter Dated July 24, 2009**
> **Form 10-Q/A for Fiscal Quarter Ended March 31, 2009**
> **Filed September 22, 2009**
> **File No. 001-32984**

Dear Mr. Lee:

We have completed our review of your Form 10-K, Form 10-Q and related filings and have no further comments at this time.

Sincerely,

W. Bradshaw Skinner
Sr. Asst. Chief Accountant